

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Kevin Griffin
Chief Executive Officer
Pivotal Investment Corp III
405 Lexington Avenue, 44th Floor
New York, New York 10174

> **Re: Pivotal Investment Corp III**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2023**
> **File No. 001-40019**

Dear Kevin Griffin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant